Exhibit 99.2

March 18, 2020

On behalf of the Board of Directors, I am pleased to invite you to our Annual and Special Meeting of Shareholders to be held at 9:00 a.m., Eastern Time, on May 12, 2020, in the Saint-Laurent 5 room of Hôtel Bonaventure Montreal, located at 900 Rue de la Gauchetière Ouest, Montreal, Quebec, Canada.

2019 was another strong year of Oyu Tolgoi open-pit operations and continued progression of the underground development of the Oyu Tolgoi mine. Our workforce is more than 90% Mongolian and continues to maintain industry-leading safety statistics. The Board is pleased with this continued level of achievement and on behalf of our shareholders, reinforces Turquoise Hill and Oyu Tolgoi’s commitment to making sure everyone returns home safely each day.

Turquoise Hill achieved significant financial and operational milestones at Oyu Tolgoi that demonstrate substantial progress toward our long-term goals, including the following:

•   Copper production meeting original guidance and gold production exceeding original guidance ranges;

•   Maintaining an industry-leading safety performance rating with a 90% Mongolian workforce;

•   An increase in mill throughput of 5% over 2018; and

•   Productivity improvements due to an increase in the amount of underground development material processed and the completed construction of mine shafts at the Oyu Tolgoi underground project.

Another notable milestone achieved in 2019 was the expansion of our open pit operations and the completion of Shaft 2. Shaft 2 is a critical piece of infrastructure that uses the world’s largest production hoist and its completion is critical to the acceleration of the underground development of Oyu Tolgoi.

While our focus remains on Oyu Tolgoi, we also ensure that our governance practices are reflected in our decisions and our strategy. In 2019, we reinforced our commitment to increasing Turquoise Hill’s direct participation in the management of Oyu Tolgoi, including the various Oyu Tolgoi working groups that interact with the Government of Mongolia.

As described in more detail in our information circular, in 2019 we implemented important changes to our executive incentives structure to provide closer alignment to the interest of our shareholders. In addition, Jo-Anne Dudley joined Turquoise Hill as our new COO, replacing Brendan Lane, who retired. Ms. Dudley has 25 years of experience in the mining industry and for the past nine years she has been a key member of the Oyu Tolgoi technical team that manages the development of the Oyu Tolgoi copper-gold mine in Mongolia in consultation with Turquoise Hill. Most recently she led Oyu Tolgoi’s 30-person Strategic Mine and Resources Planning unit.

Turquoise Hill believes an open dialogue with its shareholders is essential to our long-term success. As such, we welcome regular interaction with our shareholders and value direct, constructive engagement with them and a fluid exchange of ideas.

As you will see in the enclosed meeting materials – we received two shareholder proposals this year from Pentwater Capital Management LP, one of our minority shareholders. The Board carefully considered both proposals, which included reviewing them with advisors. The Board also had the proposals reviewed by our independent Board members and had a number of direct conversations with Pentwater Capital Management LP. After thoughtful discussion and deliberation, our Board chose to recommend that shareholders vote against the first proposal and withhold their vote with respect to the nomination of the director proposed in the second proposal. Our reasons for the recommendations are set out in Schedule “B” to the Management Proxy Circular and are summarized below.

The Board has in place a robust process for the identification of nominees for election that includes appropriate mechanisms and safeguards to ensure the selection of directors who will act in the best interests of the company as a whole and not for the sole benefit of any one shareholder. We have a good pattern of broad refreshment, governed by a robust process that is led by independent directors. The Board believes that implementing the first proposal would negatively impact the corporate governance of the Corporation in a number of material respects and would not achieve the stated goal of improving the representation of minority shareholders on the Board or improving board oversight. Among other things, the first shareholder proposal would appear to effectively remove the right available to any minority shareholder under applicable corporate law to nominate directors and instead provide that right exclusively to a select few minority shareholders who own the requisite 3.5% stake in Turquoise Hill. Directors nominated by a large minority shareholder could be perceived to be influenced by the interests of that nominating shareholder, rather than the best interests of all shareholders.

In its second proposal, the shareholder has nominated Matthew Halbower, Chief Executive Officer and Chief Investment Officer of Pentwater Capital Management LP, as a proposed director. The company has a rigorous process for selecting independent directors and determining which individuals to nominate for election to the Board. This process is informed by the company’s extensive shareholder engagement and overseen by independent directors who are accountable to all shareholders. Our recent director search process highlighted how decisions related to the composition of the Board is informed by investor feedback and responsive to the interests and concerns of a broad number of minority shareholders. Despite Mr. Halbower’s professional accomplishments, the Board concluded that he did not possess the skills and experience that would be materially additive to the Board at this time.

In 2019, we enhanced our engagement by increasing the number of meetings with our investors and in engaging with some of our largest minority shareholders prior to undertaking certain key decisions. As a controlled company, we recognize the unique position that our minority shareholders are in, and in 2020, we will continue to solicit feedback from minority shareholders, promote transparency in how we are governed, and encourage all shareholders to take an active interest in our development.

I also need to recognize the extraordinary situation of the COVID-19 pandemic. As a company we have been carefully monitoring the rapidly evolving global response to this situation. For now, we will proceed with holding an in person meeting as envisioned but caution that circumstances surrounding the COVID-19 pandemic may require us to reconsider our approach to this year’s meeting, including possibly changing the format of the meeting to hybrid (in person and virtual) or virtual only. We will update the market of any changes.

We thank you for your continued support and look forward to your participation at the Meeting. R. Peter Gillin Chairman of the Board